[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 9, 2016

VIA HAND DELIVERY AND EDGAR

Suzanne Hayes, Esq.

Assistant Director
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Abbott Laboratories

Registration Statement on Form S-4

Filed June 13, 2016

File No. 333-212002

Dear Ms. Hayes:

On behalf of our client, Abbott Laboratories (“Abbott” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 12, 2016, regarding the Company’s Registration Statement on Form S-4 filed on June 13, 2016 (the “Registration Statement”).  In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and is separately furnishing to the Staff three courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement filed on June 13, 2016.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

For your convenience, the Staff’s comments are set forth in bold, followed by responses of the Company.  All references to page numbers in the responses are to the page numbers in Amendment No. 1.

Summary, page 12

Interests of St .  Jude Medical’ s Directors and Executive Officers in the Mergers, page 18

1.                                      Please disclose the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates for both Abbott Laboratories and St. Jude Medical. Refer to Item 3(h) of Form S-4.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 18 of Amendment No. 1.

Risk Factors, page 36

In connection with the mergers, Abbott will incur or assume significant additional indebtedness…,  page 41

2.                                      Please expand your risk factor to address how your indebtedness and liquidity will be further impacted upon closing of your pending acquisition of Alere Inc.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 42 of Amendment No. 1.

Proposal 1: The Mergers, page 48

Background of the Mergers, page 49

3.                                      Please revise this section to specifically identify the individuals you reference in this section.  For example, please identify the “Representatives of St. Jude Medical’s management team.”

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 51 to 56 of Amendment No. 1.

4.                                      Please provide us with copies of the materials that the financial advisor prepared and shared with the boards of directors in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board.  We may have additional comments after we review those materials.

Response:  The presentation materials prepared by Guggenheim Securities, LLC in connection with its opinion, dated April 27, 2016, to the St. Jude Medical board of directors as summarized under the caption “Opinion of St. Jude Medical’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Guggenheim Securities on a confidential and supplemental basis pursuant to Rule 418 under the U.S. Securities Act of 1933, as amended, and Rule 12b-4 under the U.S.

Securities Exchange Act of 1934, as amended.  In accordance with such rules, counsel for Guggenheim Securities has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for Guggenheim Securities also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

St. Jude Medical Board of Directors’ Recommendation and Reasons for the Mergers, page 53

5.                                      We note your statement indicating that the board of St. Jude Medical considered “the alternative to the merger agreement of remaining as an independent company, including the timing and likelihood of accomplishing performance goals associated with success as an independent company.” Please revise your disclosure to explain briefly how this merger will improve the likelihood of accomplishing performance goals.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 56 of Amendment No. 1 to clarify that, in determining to approve the merger agreement, the board considered the risks and uncertainties of achieving additional value as an independent company.

6.                                      We note your statement indicating that the board of St. Jude Medical considered the fact that “St. Jude Medical’s strong positions in heart failure devices, atrial fibrillation and cardiac rhythm management complement Abbott’s leading positions in coronary intervention and transcatheter mitral repair.” Please revise your disclosure to explain how the acquisition of St. Jude Medical complements Abbott Laboratories’ performance.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 57 of Amendment No. 1.

Opinion of St. Jude Medical’s Financial Advisor, page 56

Overview, page 59

7.                                      We note your statement that Guggenheim relied upon the assessments of St. Jude Medical and Abbott’s respective senior management as to matters relating to Abbott’s pending acquisition of Alere Inc., including the expected timing and financial terms and implications thereof.  We further note your disclosure that Guggenheim assumed that there would not be any developments with respect to that matter that would have an adverse effect on St. Jude Medical, Abbott, the mergers or contemplated benefits of the mergers.  Please explain, here or elsewhere in the registration statement, as appropriate, the assessment of your senior management regarding the likelihood of the completion of the Alere transaction and the significance of that transaction to you.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 44 and 45 of Amendment No. 1.

St. Jude Medical Financial Analyses, page 63

Selected Public Companies Analysis, page 64 and page 68

8.                                      Please disclose whether all companies meeting the criteria Guggenheim Securities, LLC used to determine the ten companies used for each of the St. Jude Medical and Abbott Selected Public Companies Analysis were analyzed.  If any company satisfied the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Response:  The Company supplementally advises the Staff that Guggenheim Securities believes that the selected companies included in its analyses reflect the companies that in Guggenheim Securities’ professional judgment met its selected criteria; however, given that the selection of relevant companies involves professional judgment, the disclosure in the Registration Statement has been revised on page 65 of Amendment No. 1 to indicate that the selected companies reviewed may not necessarily include all companies that could be deemed relevant.

Summary of St. Jude Medical Financial Analyses, page 64

9.                                      Please remove the statement “for informational reference purposes only” from each of the charts on pages 64 and 68, as well as the footnote to the table on page 65, as it is inappropriate to disclaim responsibility for information in the registration statement.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 67, 68, 71 and 72 of Amendment No. 1.

Selected Precedent Transactions Analysis, page 66

10.                               Please disclose whether all transactions satisfying the criteria Guggenheim Securities, LLC used to determine the six transactions used for the St. Jude Medical Selected Precedent Transactions Analysis were analyzed.  If any transaction satisfied the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Response:  The Company supplementally advises the Staff that Guggenheim Securities believes that the selected precedent transactions included in its analysis reflect the transactions that in Guggenheim Securities’ professional judgment met its selected criteria; however, given that the selection of relevant transactions involves professional judgment, the disclosure in the Registration Statement has been revised on page 65 of Amendment No. 1 to indicate that the selected precedent transactions reviewed may not necessarily include all transactions that could be deemed relevant.

Illustrative Discounted Cash Flow Analysis, page 69

11.                               Please describe the meaning and significance of the term “Barra predicted equity beta” at your first reference.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 65 of Amendment No. 1.

Other Financial Reviews and Illustrative Analyses, page 70

12.                               Please expand to disclose how these additional analyses were considered and how, based on the specific terms of the transaction, they support the conclusion that the consideration is fair to St. Jude Medical’s shareholders.

Response:  The Company supplementally notes for the Staff that, as currently disclosed, the other financial reviews and illustrative analyses were provided as additional observed data points for informational purposes and were not considered primary analyses in support of Guggenheim Securities’ opinion.  In light of the Staff’s comment and in order to emphasize that these financial reviews and illustrative analyses were ancillary rather than determinative of Guggenheim Securities’ opinion, certain lead-in language has been deleted and other clarifying revisions have been made to the disclosure in the Registration Statement on page 73 of Amendment No. 1.

Premiums Paid, page 70

13.                               Please revise to disclose the 18 selected transactions in which Guggenheim reviewed the implied premiums paid.  Include the acquirer, target and the premium paid, and compare it to the premium to be paid in the current transaction.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 74 of Amendment No. 1.

Certain St. Jude Medical Unaudited Financial Projections, page 73

14.                               We note the tabular disclosure of prospective financial information on page 73 prepared by St. Jude Medical management and used by Guggenheim.  Please expand your disclosure to explain the bases for and the nature of the material assumptions used in preparing these projections so that shareholders have the necessary information to understand and evaluate the disclosure describing the analyses performed by Guggenheim.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 78 of Amendment No. 1.

15.                               Please expand to disclose all material financial projections that were provided by Abbott to Guggenheim.  We note in particular, as disclosed on page 59, that Guggenheim relied on Abbott management’s “estimated incremental financial impacts” and assumed that the impacts would be realized in the amounts and at the times projected.  Please also disclose the basis and assumptions used to calculate the impacts.

Response: In response to the Staff’s comment, the Company has supplemented its disclosure in a new subsection of the Registration Statement entitled “Proposal 1:  The Mergers—Certain Abbott Estimated Incremental Financial Impacts” beginning on page 79 of Amendment No. 1.

Financing of the Mergers, page 75

16.                               We note your statement that the obligation of the commitment parties to provide debt financing under the debt commitment letter is subject to a number of conditions, and there is a risk that these conditions will not be satisfied. Please expand your disclosure to briefly describe these conditions.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 82 of Amendment No. 1.

The Merger Agreement, page 79

Explanatory Note Regarding the Merger Agreement, page 79

17.                               We note your disclosure that the representations and warranties contained in the merger agreement were “made only for purposes of the merger agreement,” were made “solely for the benefit of the parties to the merger agreement,” and that may “qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement.”  Because the description and the full merger agreement now appear in a disclosure document, please confirm that you have no additional information that would call into question the accuracy of the information contained in your disclosure.

Response:  In response to the Staff’s comment, the Company supplementally advises the Staff that it does not believe there is additional information that would call into question the accuracy of the information contained the disclosure with respect to the merger agreement.

Material U.S. Federal Income Tax Consequences, page 179

18.                               Please revise the disclosure to clearly state that the disclosure in this section constitutes the opinion of counsel.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page 186 of Amendment No. 1.

19.                               We note your statement on page 180 that the disclosure assumes the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.  Please revise the disclosure so that it does not assume the legal conclusion underlying the opinion.  If you are unable to provide unequivocal disclosure regarding the tax treatment of the mergers, you should disclose why, describing the degree of uncertainty and providing risk factor disclosure.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 5, 21, and 187 of Amendment No. 1.

Consequences to U.S. holders, page 180

20.                               Please revise to state what the tax consequences to shareholders will be, not what they “generally” will be.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on pages 5, 22 and 186 through 189 of Amendment No. 1.

Annexes

Annex A: Agreement and Plan of Merger

21.                               Please include in the Agreement and Plan of Merger included as Annex A a list briefly identifying the contents of all omitted schedules.  Please also file an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.  Refer to Item 601(b)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, the disclosure in the Registration Statement has been revised on page A-92 of Amendment No. 1.

Exhibits

Exhibit 5.1

22.                               Please provide an explanation of why the qualifications in the fifth paragraph are necessary and appropriate. For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response:  In response to the Staff’s comment, counsel has revised Exhibit 5.1 in Amendment No. 1.

23.                               We note the statement that counsel is members of the bar of the State of New York and that the opinion is being provided under Illinois law. Please submit a revised opinion that eliminates the implication that counsel is not qualified to opine on Illinois law.  For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

Response:  In response to the Staff’s comment, counsel has revised Exhibit 5.1 in Amendment No. 1.

Exhibits 8.1 and 8.2

24.                               In the second paragraph of each opinion, counsel states that the discussion of the tax consequences in the prospectus “is accurate in all material respects.”  Please ask counsel to revise its opinion to state clearly that the disclosure in such section is counsel’s opinion.  See Section III.B.2 of Staff Legal Bulletin No. 19.

Response:  In response to the Staff’s comment, counsel has revised Exhibits 8.1 and 8.2.

*                                         *                                         *                                         *                                         *                                         *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394, Victor Goldfeld at (212) 403-1005 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,
/s/ David K. Lam
David K. Lam

Enclosures

cc:                                Michael Gershon, Esq. and Mary Beth Breslin, Esq.,

U.S. Securities and Exchange Commission

Hubert L. Allen, Esq., Executive Vice President, General Counsel and Secretary,

Abbott Laboratories

Jason A. Zellers, Esq., Vice President, General Counsel and Corporate Secretary,

St. Jude Medical, Inc.

Joseph M. Barbeau, Esq.,

Gibson, Dunn & Crutcher LLP